John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 1, 2011

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-151672 and 811-22208)

Dear Ms. Hatch:

On May 18, 2011, the Trust filed with the U.S. Securities and Exchange Commission Post-Effective Amendment No. 34 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 35 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of adding borrowing related disclosures to the strategies disclosure of the Angel Oak Multi-Strategy Income Fund (the “Fund”) and to make other minor and conforming changes.

On May 27, 2011, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Subsequent to the submission of this letter, which I am submitting to you in a correspondence filing, the Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing will be made for the purpose of incorporating modifications to the Fund’s prospectus in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Fund Summaries – Fees and Expenses of the Fund

1.	Comment:	In the parenthetical disclosure following the “Redemption Fee” line item, remove the clause “as a percentage of amount redeemed within 30 days of purchase and.”

Response:                          The Trust has revised the disclosure as you have requested.

2.	Comment:
To the extent the Trust anticipates that the Fund will utilize borrowing strategies during its first year of operations, please estimate the expenses associated with such borrowing and revise the appropriate expense figures in the fee table since the amount of borrowing costs is excluded from the Fund’s expense limitation cap.  To the extent appropriate, adjust the expense example figures to correspond to any adjustment you make in the fee table.  Alternatively, if the Trust does not anticipate that the Fund will utilize borrowing strategies during its first year of operations, please provide confirmation to that effect in your response letter.

Response:
The Fund’s investment adviser has advised the Trust that it does anticipate that the Fund will utilize borrowing strategies during its first year of operations.  However, the Trust anticipates that the cost associated with such borrowing in the first year of operations will not impact the expense figures currently reflected in the fee table.  As a result, the Trust has not adjusted the fee table or expense example figures.

Fund Summary – Principal Investment Strategies

3.	Comment:	Clarify the extent to which the Fund may engage in borrowing activities.

Response:	The Trust has revised the disclosure as you have requested.

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

John H. Lively